EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	Nine Months Ending	Fiscal Years
	July 3, 2010	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before income taxes	$880	$(543)	$154	$410	$(268)	$441
Add: Fixed charges	337	388	272	278	325	277
Add: Amortization of capitalized interest	3	4	4	3	3	2
Less: Capitalized interest	(8)	(3)	(3)	(2)	(8)	(6)

Total adjusted earnings	1,212	(154)	427	689	52	714

Fixed Charges:
Interest	248	289	212	228	263	226
Capitalized interest	8	3	3	2	8	6
Amortization of debt discount expense	34	38	3	4	5	6
Rentals at computed interest factor (1)	47	58	54	44	49	39

Total fixed charges	$337	$388	$272	$278	$325	$277

Ratio of Earnings to Fixed Charges	3.60	—	1.57	2.48	—	2.58

Insufficient Coverage	$—	$542	$—	$—	$273	$—

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.